RBS LAUNCHES RETAIL CORPORATE NOTES WITH
INCAPITAL LLC

Stamford, CT, 8 November 2010

RBS Securities Inc. (RBSSI) today announced an agreement with Incapital LLC to distribute Retail Corporate Notes (Notes) issued by The Royal Bank of Scotland plc (RBS plc) to retail investors through Incapital's distribution network of over 600 broker dealers, bank trust departments, asset managers and registered investment advisors (RIAs).

The Notes are direct, unsecured and unsubordinated debt obligations of RBS plc with maturities ranging from 9 months to 30 years. The Notes are guaranteed by The Royal Bank of Scotland Group plc (RBS Group), the parent company of RBS plc. The Notes are typically issued in denominations of $1,000 and return the full principal amount (par) on a specified maturity date subject to the issuer's and guarantor's creditworthiness. More than $300 billion worth of corporate notes have been issued over the past 10 years and approximately 40 corporate issuers have active new issue note programs designed for retail investors in the US.

"Retail corporate notes provide a convenient way for retail investors to invest in the original issuance of RBS plc corporate bonds at a fixed price during weekly offering periods," said Michael Nelskyla, Managing Director of RBS Investor Products group. "Incapital is renowned for their corporate note distribution capabilities, and we are pleased to have the opportunity to work closely with them and expand our investor base."

Incapital President John Radtke said: "In a low interest-rate environment, investors are increasingly looking for yield through various fixed-income products. RBS plc has a strong name and creditworthiness, which makes them an ideal issuer for our client proposition."

Media Enquiries:
The Royal Bank of Scotland:
Pholida Phengsomphone
+1 203.897.3350
pholida.phengsomphone@rbs.com

Incapital:
Scott Matter
+1 212. 354. 5588
smatter@mcgrathmatter.com


RBS Global Banking & Markets (GBM)
RBS Global Banking & Markets (GBM) division is a leading banking partner to major corporations, financial institutions and public sector clients around the world. GBM provides an extensive range of debt, equity and commodity markets, treasury and investor products, and financial advisory services. The division focuses on long-term customer relationships and excellence in global product execution. GBM is active in the Americas, EMEA and Asia Pacific.

RBS plc and RBS Group have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offerings of Notes to which this communication relates. Before you invest in any Notes, you should read the prospectus in that registration statement and other documents that have been filed with the SEC for more complete information about RBS plc and RBS Group, and the relevant offerings. You may get these documents for free by visiting EDGAR on the SEC's site at www.sec.gov.   Alternatively, RBS Securities Inc. or any dealer participating in the relevant offering will arrange to send you the prospectus, prospectus supplement and the relevant preliminary pricing supplement at no charge if you request it by calling 1-866-884-2071.